# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EQV Ventures Acquisition Corp. II, CIK 0002042902
CUSIP: G3106Q102
Title of class of securities: Class A ordinary shares, par value $0.0001, per share
Address of issuer's principal executive offices: 1090 Center Drive, Park City, Utah (UT), 84098
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002042908

## Reporting persons
- EQV Ventures Sponsor II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,033,333; sole dispositive power 0; shared dispositive power 12,033,333; aggregate amount beneficially owned 12,033,333 (20.54% of the class)
  Comment: (1) Represents shares and warrants underlying private placement units (each unit consisting of one Class A ordinary share, par value $0.0001 per share ("Class A ordinary shares"), and one-third of one warrant, each whole warrant exercisable to purchase one Class A ordinary share ("Warrants")) consisting of (i) 400,000 Class A ordinary shares exercisable 30 days after completion by the Issuer of an initial business combination, (ii) 11,500,000 Class B ordinary shares, par value $0.0001 per share, automatically convertible into Class A ordinary shares exercisable at the time of the Issuer's initial business combination and (iii) 133,333 Warrants, each exercisable 30 days after completion of the Issuer's initial business combination.
  
  (2) Calculated based on 58,581,190 ordinary shares outstanding as provided by the Issuer.

## Item 1. Issuer
Name of issuer: EQV Ventures Acquisition Corp. II
Address of issuer's principal executive offices: 1090 Center Drive, Park City, UT 84098

## Item 2. Person Filing
Name of person filing: This statement is filed by EQV Ventures Sponsor II LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 1090 Center Drive, Park City, UT 84098
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EQV Ventures Sponsor II LLC: /s/ Tyson Taylor, Tyson Taylor/President and Secretary (11/12/2025)